UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ____)

WIZARD WORLD, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

97751C100

(CUSIP Number)

August 4, 2015

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 6 Pages

CUSIP No. 97751C100	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Eric Weisblum

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 1,969,000 Shares of Common Stock

6.	SHARED VOTING POWER – 0

7.	SOLE DISPOSITIVE POWER – 1,969,000 Shares of Common Stock

8.	SHARED DISPOSITIVE POWER - 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

1,969,000 Shares of Common Stock

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.83%

12. TYPE OF REPORTING PERSON

IN

CUSIP No. 97751C100	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Gem Funding LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 1,000,000 Shares of Common Stock

6.	SHARED VOTING POWER – 0

7.	SOLE DISPOSITIVE POWER – 1,000,000 Shares of Common Stock

8.	SHARED DISPOSITIVE POWER - 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

1,000,000 Shares of Common Stock

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.94%

12. TYPE OF REPORTING PERSON

CO

CUSIP No. 97751C100	13G	Page 4 of 6 Pages

ITEM 1 (a) NAME OF ISSUER: Wizard World, Inc., a Delaware corporation

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1350 Avenue of the Americas, 2nd Floor

New York, New York 10019

ITEM 2 (a), (b) and (c) - NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This Schedule 13G is being filed on behalf of Eric Weisblum and Gem Funding LLC (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. However, neither the fact of this filing nor anything containing herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Corie Weisblum is the wife of Eric Weisblum and the sole owner of Gem Funding LLC. Mr. Weisblum disclaims beneficial ownership of the Shares owned by Gem Funding LLC and Gem Funding LLC disclaims beneficial ownership of the Shares owned by Eric Weisblum.

The principal business office of the Reporting Persons is 41 Owatonna Street, Haworth, New Jersey 07641.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $.0001 per share

ITEM 2 (e) CUSIP NUMBER: 97751C100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED:

Eric Weisblum - 1,969,000 Shares of Common Stock

Gem Funding LLC – 1,000,000 Shares of Common Stock

(b) PERCENT OF CLASS: Eric Weisblum – 3.83%

                                            Gem Funding LLC – 1.94%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

Eric Weisblum - 1,969,000 Shares of Common Stock

Gem Funding LLC – 1,000,000 Shares of Common Stock

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

None

CUSIP No. 97751C100	13G	Page 5 of 6 Pages

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

Eric Weisblum - 1,969,000 Shares of Common Stock

Gem Funding LLC – 1,000,000 Shares of Common Stock

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

None

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 97751C100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2015
(Date)

ERIC WEISBLUM

/s/ Eric Weisblum

GEM FUNDING LLC

By:	/s/ Corie Weisblum, sole owner

CUSIP No. 97751C100	13G	Exhibit 1

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT (this “Agreement”) is dated as of August 6, 2015, between Eric Weisblum and Gem Funding LLC (collectively referred to herein as the “Joint Filers”). In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock of Wizard World, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement as of the day and year first above written.

ERIC WEISBLUM

/s/ Eric Weisblum

GEM FUNDING LLC

By:	/s/ Corie Weisblum, sole owner